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12/31

02053971

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FOUR HOWES LANE
(No. and Street)

PLYMOUTH (City) MASSACHUSETTS (State) 02360-2431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Brown (508) 746-6165
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAWRENCE S. POBER, C.P.A., P.C.
(Name — *if individual, state last, first, middle name*)

103 Court Street, (Address) Plymouth (City) Massachusetts (State) 02360 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas J. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Investments, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature 2-8-02

President
Title

Notary Public
PHYLLIS M. BROWN, NOTARY PUBLIC
MY COMMISSION EXPIRES AUGUST 9, 2002

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the ~~Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~ broker/dealer's*
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] Independent Auditor's Report on Internal Accounting Controls.

*corresponding Unaudited Part IIA.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN INVESTMENTS, INC.

NASD FIRM #17501/SEC FILE #8-38904

AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

BROWN INVESTMENTS, INC

TABLE OF CONTENTS

LAWRENCE S. POBER, C.P.A., P.C.
CERTIFIED PUBLIC ACCOUNTANT
103 Court Street • Plymouth, Massachusetts 02360 • Tel: 508-830-1120 • Fax: 508-746-2652

Independent Auditor's Report

Board of Directors
Brown Investments, Inc.
Four Howes Lane
Plymouth, Massachusetts 02360

I have audited the accompanying statements of financial condition of Brown Investments, Inc. as of December 31, 2001 and 2000, and the related statements of income (loss), retained earnings (deficit) and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act if 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital and comparison with Form X-17A-5 is presented for the purpose of additional analysis in accordance with Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 there under, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Lawrence S. Pober, CPA

Lawrence S. Pober, CPA, P.C.
January 28, 2002

BROWN INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	9,122	$ 8,882
Accounts Receivable-Commissions	341	26
Total Current Assets	9,463	8,908
PROPERTY & EQUIPMENT		
Office Equipment	658	658
	658	658
Less Accumulated Depreciation	(411)	(280)
Net Property and Equipment	247	378
TOTAL ASSETS	9,710	$ 9,286

See accompanying notes.

BROWN INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND 2000

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Corporate Income Taxes Payable	$ 456	$ 456
Accrued Expenses	126	98
Total Current Liabilities	582	554
STCOKHOLDER'S EQUITY		
Common Stock, No Par Value,		
Authorized- 1000 Shares		
Issued and Outstanding- 1000 Shares	1,000	1,000
Additional Paid -In Capital	55,000	53,000
Retained Earnings	(46,872)	(45,268)
Total Stockholder's Equity	9,128	8,732
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,710	$ 9,286

See accompanying notes.

BROWN INVESTMENTS, INC.
STATEMENTS OF INCOME (LOSS) AND CHANGES IN ACCUMULATED DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Commission Income	$ 3,626	$ 2,646
Total income	3,626	2,646
EXPENSE		
Regulatory Fees and Expenses	1,706	1,549
Commissions Paid	1,102	1,123
Telephone	691	662
Professional Fees	750	638
Office Supplies and Expenses	345	438
Depreciation	132	132
Bank Service Charges	157	128
Total Expense	4,883	4,670
NET INCOME (LOSS) FROM OPERATIONS	(1,257)	(2,024)
OTHER INCOME		
Interest income	109	117
Provision for Massachusetts Corporate Taxes	(456)	(456)
NET INCOME (LOSS)	(1,604)	(2,363)
ACCUMULATED DEFICIT-BEGINNING OF YEAR	(45,268)	(42,905)
ACCUMULATED DEFICIT-END OF YEAR	$ (46,872)	$ (45,268)

See accompanying notes.

BROWN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Commissions Received	$ 3,311	$ 2,666
Interest Received	109	117
Cash Provided by Operating Activities	3,420	2,783
Cash Commissions Paid	(1,074)	(1,133)
Cash Expenses Paid	(3,565)	(3,330)
Taxes and Fees Paid	(541)	(541)
Interest Paid	-	-
Cash Disbursed for Operating Activities	(5,180)	(5,004)
NET CASH USED IN OPERATING ACTIVITIES	(1,760)	(2,221)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid-In Capital	2,000	3,200
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,000	3,200
NET INCREASE IN CASH	240	979
CASH AT BEGINNING OF YEAR	8,882	7,903
CASH AT END OF YEAR	$ 9,122	$ 8,882

See accompanying notes.

BROWN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:		
NET LOSS	$ (1,604)	$ (2,363)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:		
Depreciation	132	132
(Increase) Decrease in Accounts Receivable	(315)	20
Increase (Decrease) in Accrued Expenses	27	(10)
Total Adjustments	(156)	142
NET CASH USED IN OPERATING ACTIVITIES	$ (1,760)	$ (2,221)

See accompanying notes.

BROWN INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

2000

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, DECEMBER 31, 1999	$ 1,000	$ 49,800	$ (42,905)	$ 7,895
Shares Issued	-	-	-	-
Net Income (Loss)	-	-	(2,363)	(2,363)
Capital Contribution	-	3,200	-	3,200
BALANCE, DECEMBER 31, 2000	$ 1,000	$ 53,000	$ (45,268)	$ 8,732

2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, DECEMBER 31, 2000	$ 1,000	$ 53,000	$ (45,268)	$ 8,732
Shares Issued	-	-	-	-
Net Income (Loss)	-	-	(1,604)	(1,604)
Capital Contribution	-	2,000	-	2,000
BALANCE, DECEMBER 31, 2001	$ 1,000	$ 55,000	$ (46,872)	$ 9,128

See accompanying notes.

BROWN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
STOCKHOLDER'S EQUITY AT END OF YEAR	$ 9,128	$ 8,732
Total Non-allowable Assets	588	404
Net Capital	8,540	8,328
Minimum Dollar Capital Requirement	5,000	5,000
Excess Net Capital (Note 2)	$ 3,540	$ 3,328

See accompanying notes.

BROWN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The company was incorporated September 14, 1987 and began operations on January 1, 1988 as a broker/dealer in shares of registered, open-end investment companies. The company is registered with the National Association of Securities Dealers (NASD Firm #17501) and with the Securities and Exchange Commission (SEC. File # 8-38904).

The company does not receive or hold customer funds or securities.

METHOD OF ACCOUNTING

The company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

CASH & CASH EQUIVALENTS

The company considers cash, certificates of deposit and all highly liquid investments purchased with maturities of less than three months to be cash or cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated using straight-line methods over their useful lives.

INCOME TAXES

The corporation has elected Subchapter S status with the Internal Revenue Service. Any operating income or loss arising from the activities of the company is reported, after appropriate adjustments, on the personal income tax returns of the shareholders.

ADVERTISING

Advertising costs are expensed as incurred.

NOTE 2- NET CAPITAL REQUIREMENT

As of July 1, 1994, the Securities and Exchange Commission required that broker/dealers who do not handle customer funds or securities maintain a minimum net capital of $5,000.00. The company reported net capital of $8,540.00 at December 31, 2001, an excess of $3,540.00 above the $5,000.00 minimum requirement. The company reported net capital of $8,328.00 at December 31, 2000, an excess of $3,328.00 above the minimum $5,000.00 requirement.

In addition, no significant difference exists between the net capital reported in these financial statements and the net capital reported in Part IIA of the broker/dealers unaudited Form X-17A-5 for the years ended December 31, 2001 and 2000.

BROWN INVESTMENTS, INC.

NASD FIRM #17501/SEC FILE #8-38904

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLS

YEARS ENDED DECEMBER 31, 2001 AND 2000

LAWRENCE S. POBER, C.P.A., P.C.
CERTIFIED PUBLIC ACCOUNTANT
103 Court Street • Plymouth, Massachusetts 02360 • Tel: 508-830-1120 • Fax: 508-746-2652

Board of Directors
Brown Investments, Inc.
Four Howes Lane
Plymouth, MA 02360:

In planning and performing our audits of the financial statements and supplemental schedules of Brown Investments, Inc. (the Company) for the years ended December 31, 2001 and 2000, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation will deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving accounting control activities and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Brown Investments, Inc. for the years ended December 31, 2001 and 2000, and this report does not affect our report thereon dated January 28, 2002. Brown Investments, Inc. is an owner-operated business with no employees. Its sole stockholder is responsible for all aspects of the business and performs the complete accounting function, including recording, authorizing and executing transactions. Since there is no segregation of duties there is no adequate system of internal accounting controls and the operation of the system of internal accounting control would not reduce to a relatively low level the risk of error or fraud in amounts that would be material in relation to the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except as noted above the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of register brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lawrence S. Pober, CPA, P.C.
January 28, 2002

BROWN INVESTMENTS, INC.

NASD FIRM #17501/SEC FILE #8-38904

SUPPLEMENTAL REPORT PURSUANT TO
SECURITIES INVESTOR PROTECTION ACT

YEARS ENDED DECEMBER 31, 2001 AND 2000

LAWRENCE S. POBER, C.P.A., P.C.
CERTIFIED PUBLIC ACCOUNTANT
103 Court Street • Plymouth, Massachusetts 02360 • Tel: 508-830-1120 • Fax: 508-746-2652

Thomas J. Brown, President
Brown Investments, Inc.
Four Howes Lane
Plymouth, Massachusetts 02360

Subject: Supplemental Report Pursuant to the Securities Investor Protection Act

Dear Mr. Brown:

I have examined the financial statements of Brown Investments, Inc. as of December 31, 2001 and 2000 and have issued my report thereon dated January 28, 2002. As part of my examination, I have reviewed the company's basis for claiming exclusion from membership under the Securities Investor Protection Act of 1970.

In my opinion, Brown Investments, Inc. qualifies for exclusion from membership under the Securities Investor Protection Act of 1970 for reasons stated in its "Certification of Exclusion From Membership" (SIPC-3) filed directly with the Securities Investor Protection Corporation on January 18, 2001 for the fiscal year ended December 31, 2001 and on January 7, 2000 for the fiscal year ended Decmber 31, 2000.

Lawrence S. Pober, CPA

Lawrence S. Pober, CPA, P.C.
January 28, 2002